UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Medalist Diversified REIT, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

58403P 105

(CUSIP Number)

Robert V. Wallace

132 LIncoln Street

Boston, MA 02111

(617) 423-2003

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 25, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58403P 105

1	NAME OF REPORTING PERSONS Robert V. Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 720,772
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 720,772
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 720,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 58403P 105

1	NAME OF REPORTING PERSONS TPG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 236,916
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 236,916
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 58403P 105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Medalist Diversified REIT, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1051 E. Cary Street, Suite 601, James Center Three, Richmond, VA 23219.

Item 2.	Identity and Background.

(a)            This statement is filed on behalf of Robert V. Wallace, a natural person who is a citizen of the United States, and TPG Holdings, LLC a Massachusetts limited liability company (“TPG,” and collectively with Mr. Wallace, the “Reporting Persons”).

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of TPG. To the best of each Reporting Person’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)            Mr. Wallace’s principal business address is 132 Lincoln Street, Boston, MA 02111.

TPG’s principal business address is 133 Pearl Street, Suite 400, Boston, MA 02110.

(c)            The principal occupation and business of the Reporting Persons is the acquisition, development, management and disposition of real estate.

(d)       Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Neither of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Mr. Wallace is a United States Citizen. TPG is organized under the laws of the Commonwealth of Massachusetts.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Mr. Wallace were purchased with his personal funds in open market purchases for aggregate purchase considerations of $746,721.79. The Shares purchased by TPG were purchased with working capital in open market purchases for aggregate purchase consideration of $240,094.82.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or, eventually, decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons do not have a present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deems appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Persons herein is based upon 16,266,148 Shares outstanding, which is the total number of Shares outstanding as of November 12, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

ROBERT V. WALLACE

(a)	As of the close of business on February 2, 2022, Mr. Wallace beneficially owned 720,772 Shares.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 720,772
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 720,772
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Wallace engaged in the following transactions in the Shares since December 2, 2021:

Date	Transaction	Quantity	Weighted Average Price Per Share
1/04/22	Purchase	85,000	$1.0598
1/05/22	Purchase	35,000	$1.0683
1/06/22	Purchase	190,008	$1.0588
1/07/22	Purchase	40,000	$1.05
1/10/22	Purchase	40,000	$1.0289
1/11/22	Purchase	4,596	$1.02
1/12/22	Purchase	40,000	$1.0245
1/14/22	Purchase	10,000	$1.0099
1/18/22	Purchase	37,346	$0.9999
1/19/22	Purchase	108,981	$1.0364
1/20/22	Purchase	6,846	$1.01
1/21/22	Purchase	6,632	$1.0092
1/24/22		106,363	$0.9906
1/27/22	Purchase	10,000	$0.98

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

TPG

(a)	As of the close of business on February 2, 2022, TPG beneficially owned 236,916 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 236,916
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 236,916
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Wallace engaged in the following transactions in the Shares since December 2, 2021:

Date	Transaction	Quantity	Weighted Average Price Per Share
1/19/22	Purchase	50,000	$1.047
1/20/22	Purchase	47,469	$1.037
1/21/22	Purchase	29,882	$1.008
1/24/22	Purchase	35,100	$0.994
1/25/22	Purchase	10,503	$1.006
1/26/22	Purchase	14,100	$0.99
1/27/22	Purchase	21,074	$0.979
1/28/22	Purchase	18,788	$0.988

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between or among the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. 58403P 105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2022

/s/ Robert V. Wallace
Robert V. Wallace

TPG HOLDINGS, LLC

By:	/s/ Steven E. Goodman
Name: Steven E. Goodman
Title: Manager

CUSIP No. 58403P 105

SCHEDULE A

Directors and Officers of TPG Holdings, LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Steven E. Goodman Manager	Real Estate Investment and Management	133 Pearl Street, Suite 300 Boston, MA 02110	United States